EXECUTIVE BOARD
P. Flynn
Chief Financial Officer
P.O. Box 810, 1000 AV Amsterdam

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
By EDGAR, “CORRESP” Designation
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-14642)	Date February 21 , 2011
Dear Mr. Rosenberg,
We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the February 4, 2011 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), which also makes reference to certain of your prior comments in the Staff’s letter, dated December 7, 2010.
We appreciate the Staff’s careful review of our 2009 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments.
For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.
Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,
/s/ Patrick Flynn

cc:	Mark Brunhofer, Ibolya Ignat (Securities and Exchange Commission) William D. Torchiana, Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam The Netherlands T +31 20 5415424 F +31 20 5418570 E patrick.flynn@ing.com	www.ing.com ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

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General
1.	Please refer to comment 3 in our letter dated December 7, 2010. Tell us the approximate EUR amount of revenues associated with each of Cuba, Iran, Sudan, and Syria as of November 2010. In addition, please discuss the materiality of your business activities, in, and other contacts with, the referenced countries in qualitative terms.

R:	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

On the basis of our considerations of both quantitative and qualitative factors we do not believe that our transactions, operations or relationships involving these countries, individually or in the aggregate, are material to the Group or that they constitute a material or potential material investment risk to our security holders.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Therefore, we continue to believe that our transactions, operations or relationships involving these countries, individually or in the aggregate, are not material to the Group, neither quantitatively nor qualitatively, nor that they constitute a material or potential material investment risk to our security holders

2.	Please describe to us the nature of any remaining contacts with Iran. Discuss the applicability to those contacts of Section 104(c), and any other relevant provisions, of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, and the corresponding Iranian Financial Sanctions Regulations promulgated by the Treasury Department’s Office of Foreign Assets Control in August 2010.

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R:	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
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